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                                                                      EXHIBIT 12

                            AMERADA HESS CORPORATION
                       Ratio of Earnings To Fixed Charges
                                 (in thousands)


                                                                 THREE MONTHS                  YEAR ENDED DECEMBER 31,
                                                                     ENDED       --------------------------------------------------
                                                                 MARCH 31, 1999    1998      1997      1996      1995      1994
Earnings (losses)
 Consolidated income (loss) before income taxes                   $ 94,440    $(514,111)  $126,585  $1,013,944 $(352,649) $235,812
 Fixed charges (excluding capitalized interest)                     48,398      192,838    182,632     209,517   287,758   279,449
 Amortization of capitalized interest                                4,648       19,189     22,821      27,099    40,453    38,534
 Minority interest in consolidated subsidiary with fixed charges    12,764        5,117      5,141          --        --        --
 Undistributed earnings of equity investees                        (17,451)      29,844    (31,525)    (25,084)  (16,132)  (14,180)
 Distributed earnings of equity investees                            1,550        3,586      2,086       2,086     2,231     5,086
                                                                  --------    ---------   --------  ---------- ---------  --------
       Total earnings (losses)                                    $144,349    $(263,537)  $307,740  $1,227,562 $ (38,339) $544,701
                                                                  ========    =========   ========  ========== =========  ========
Fixed Charges
  Interest expensed                                               $ 39,133    $ 152,934   $136,149  $  165,501 $ 247,465  $245,149
  Interest capitalized                                               5,117       23,559     10,284          --        --        --
                                                                  --------    ---------   --------  ---------- ---------  --------
       Total interest incurred (including amortization of debt
       discount)                                                    44,250      176,493    146,433     165,501   247,465   245,149

  Portion of rent expense representative of interest(a)              9,265       39,904     46,483      44,016    40,293    34,300
                                                                  --------    ---------   --------  ---------- ---------  --------
       Total fixed charges                                        $ 53,515    $ 216,397   $192,916  $  209,517 $ 287,758  $279,449
                                                                  ========    =========   ========  ========== =========  ========
Ratio of earnings to fixed charges                                     2.7           (b)       1.6         5.9        (c)      1.9
                                                                  ========    =========   ========   =========  ========  ========

(a)  --   Represents management's estimate of the interest portion of rent expense.

(b)  --   In 1998, fixed charges of $216,397 combined with losses of $263,537 resulted in a deficiency of $479,934 in the ratio of earnings to fixed charges. The 1998 loss included special items of $284,679, including $237,000 for impairment of assets and operating leases.

(c)  --   In 1995, fixed charges of $287,758 combined with losses of $38,339 resulted in a deficiency of $326,097 in the ratio of earnings to fixed charges. The 1995 loss included special items of $456,689, including $584,161 for impairment of assets, partially offset by gains on asset sales and a tax refund.